

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 23, 2017

Via E-Mail
Robert W. Lewey
President
IES Holdings, Inc.
5433 Westheimer Road, Suite 500
Houston, Texas 77056

      Re: IES Holdings, Inc.
      Form 10-K
      Filed December 9, 2016
      File No. 1-13783

Dear Mr. Lewey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Terence O'Brien

      Terence O'Brien
      Accounting Branch Chief
      Office of Manufacturing and
      Construction